Driehaus Mutual Funds

25 East Erie Street

Chicago, Illinois 60611-2703

May 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Driehaus Mutual Funds (the “Trust”) – Request for Withdrawal of Post-Effective Amendment No. 85 to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-05265 and 811-07655)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests withdrawal of the following Post-Effective Amendment under the 1933 Act (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A relating to Driehaus Turnaround Opportunities Fund, a series of the Trust (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
85	August 19, 2015	0001193125-15-295618

The series and class identifiers for the Fund are as follows:

Series Identifier: S000051391

Class Identifier: C000161983

The Trust is making this application for withdrawal of the Amendment because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with the Amendment. This filing relates solely to the Fund. No information contained herein is intended to amend, supersede, or affect any other filing relating to any other series of the Trust.

If you have any questions, please feel free to contact me at (312) 587-3825.

Sincerely,

/s/ Michael P. Kailus

Michael P. Kailus

Assistant Secretary of the Trust